Mail Stop 4561

July 30, 2007

Andrew C. Richardson
Chief Financial Officer
Northstar Realty Finance Corp.
399 Park Ave., 18th Floor
New York, NY 10022

   Re: **Northstar Realty Finance Corp.**
      Form 10-K for Fiscal Year Ended
      December 31, 2006
      Filed March 15, 2007
      Form 10-Q for Quarterly Period Ended
      March 31, 2007
      Filed May 10, 2007
      File No. 001-32330

Dear Mr. Richardson:

  We have reviewed your response letter dated July 25, 2007 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures

Funds from Operations and Adjusted Funds from Operations, page 60

1.   We have reviewed your response to our prior comment three. It does not appear that you have fully met the requirements of Item 10(e) of Regulation S-K regarding your use of AFFO as a non-GAAP performance measure. Specifically, we note you state AFFO is a measure of operating performance. However, management's basis for inclusion under Item 10(e)(i)(C) are liquidity in nature and do not speak to management's use as an operating performance measure. Please revise your disclosure to include why management believes that the presentation of AFFO provides useful information to investors as an operating performance measure or remove your presentation.

Financial Statements

Consolidated and Combined Statements of Operations, page 70

2.   We have reviewed your response to our prior comment four. It is unclear to us how your current disclosure complies with paragraph 40 of SFAS 128 despite management's representation that this information is "readily discernable" from the statement of operations. Within your response, please tell us how management determined that the average investor could readily discern the calculation of diluted earnings per share from your statement of operations as it would appear that the average investor would need an intimate knowledge of SFAS 128 to be able to do so.

Notes to Consolidated and Combined Financial Statements

Note 15. Equity Based Compensation, page 101

3.   We have reviewed your response to our prior comment five. We are unclear how you have provided all the required disclosures for share based compensation in accordance with paragraphs 64, and A240-A241 of SFAS 123(R), specifically disclosures related to the number and weighted-average grant-date fair value for units nonvested at the beginning and end of 2006, granted, vested, and forfeited during 2006; weighted-average grant-date fair value for units granted during 2004, 2005, and 2006; fair value of units vested during 2004, 2005, and 2006; and the compensation costs not yet recognized and the weighted-average period over which it is expected to be recognized. Please tell us where you have included the required disclosures or revise your disclosure.

2006 Outperformance Plan, page 104

4.   We have reviewed your response to our prior comment six. Please specifically tell us and disclose management's estimation process for valuing target based compensation plans including how management uses the appraisal, quantification of any historical adjustments that management has made between the results of the appraisal and the amount used in the preparation of the financial statements, and management's basis for making these adjustments. Within your response and revised disclosures please ensure that it is clear to us and investors what is meant by "based upon" an appraisal.

Form 10-Q for the three months ended March 31, 2007

Financial Statements

Condensed Consolidated Statements of Cash Flows, page 4

5.   We have reviewed your response to our prior comment 10. It is unclear to us how management determined that quantitative disclosure of non-cash investing and financing activities would be beneficial to investors but further disclosure of the specific transactions that resulted in these non-cash investing and financing activities would not be beneficial. As such, please provide additional information regarding this assessment by management.

*   *   *   *

Andrew C. Richardson
Northstar Realty Finance Corp.
July 30, 2007
Page 4

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

                                        Sincerely,

                                        Kevin Woody
                                        Branch Chief